Alphatec Holdings, Inc.

5818 El Camino Real

Carlsbad, CA 92008

Via EDGAR Transmission

January 29, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Gary Todd

Mail Stop 3030

Re:	Alphatec Holdings, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed December 24, 2009

File No. 000-52024

Ladies and Gentlemen:

Alphatec Holdings, Inc. (the “Company,” “we,” or “our”) is in receipt of the letter (the “Comment Letter”) dated January 28, 2010, which provided comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filing. We respectfully submit this letter in response to the Staff’s comments and to indicate the changes that are being made in an amendment to the above-referenced filing that will be filed with the Commission on today’s date. The comments and responses set forth below are keyed to the numbering of the comments and headings used in the Comment Letter.

We hereby advise you as follows:

Selected Financial Projections, page 111

1. Comment. We refer to your response to prior comment 11. As you have expanded the disclosure to provide reconciliation of your forward looking non-GAAP financial measures under S-K Item 10(e), please tell us why you did not delete the paragraph on page 114, which indicates that such reconciliation has not been provided.

Response. The disclosure on page 114 has been revised in response to the Staff’s comment.

In submitting this letter we acknowledge that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Alphatec Holdings, Inc.

January 29, 2010

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (760) 494-6748 or by facsimile at (760) 431-9083. Thank you for your assistance.

Respectfully submitted,

Alphatec Holdings, Inc.

By:	/s/ Ebun S. Garner, Esq.
Name:	Ebun S. Garner, Esq.
Title:	Vice President, General Counsel & Secretary